September 29, 2016

Via EDGAR and Overnight Delivery

Office of Manufacturing and Construction

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:      Terence O’Brien, Accounting Branch Chief

                      Nudrat Salik, Staff Accountant

                      Jeanne Baker, Assistant Chief Accountant

Re:	Sunrun Inc.
Form 10-K for the Year Ended December 31, 2015
Filed March 11, 2016
Form 10-Q for the Period Ended June 30, 2016
Filed August 11, 2016
File No. 1-37511

Ladies and Gentlemen:

We submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated September 8, 2016, relating to the above referenced annual report filed on Form 10-K for the year ended December 31, 2015, filed on March 11, 2016 (“Form 10-K”), and quarterly report filed on Form 10-Q for the quarter ended June 30, 2016, filed on August 11, 2016 (“Form 10-Q”) of Sunrun Inc. (“we” or the “Company”). We are concurrently submitting via EDGAR this letter. For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

Form 10-K for the year ended December 31, 2015

1.	Please provide a tabular overview of your current investment funds and the underlying financial and accounting information similar to the information you presented in your Form S-1 for a reader’s understanding of the impact the legal structures of these funds have on your financial statements and results of operations.

In response to the Staff’s comment, we supplementally advise the Staff that we will provide the following tabular overview in future periodic reports filed with the SEC on Form 10-K and Form 10-Q. For the Staff’s reference, the requested tabular overview as of December 31, 2015, is shown below. We will continue to use this format to report this information in future filings.

	Lease Pass-Through	Consolidated Joint Ventures
		Partnership Flip	JV Inverted Lease
Consolidation	Owner entity consolidated, tenant entity not consolidated	Single entity, consolidated	Owner and tenant entities consolidated	Owner and tenant entities consolidated

Balance sheet classification	Lease pass-through financing obligation	Redeemable noncontrolling interest and noncontrolling interest	Redeemable noncontrolling interest and noncontrolling interest	Noncontrolling interest

Revenue from ITCs	Recognized annually over 5 years as the recapture period elapses	None	None	None

Method of calculating investor interest	Effective interest rate method	Greater of HLBV or redemption value	Greater of HLBV or redemption value	Pro rata

Liability balance as of December 31, 2015	$156.9 million	N/A	N/A	N/A

Noncontrolling interest balance (redeemable or otherwise) as of December 31, 2015	N/A	$131.4 million	$114.9 million	$6.3 million

Number of funds (as of December 31, 2015)	5	9	4	1

MW deployed (as of December 31, 2015)	129.4	204.1	139.4	20.7

Carrying value of solar energy systems, net (as of December 31, 2015)	$454.6 million	$676.2 million	$542.0 million	$87.2 million

Contributions from third-party fund investors (through December 31, 2015)	$495.3 million	$528.1 million	$388.9 million	$86.3 million

Key Operating Metrics, page 46

2.	You present operating metrics such as estimated nominal contracted payments and estimated retained value in both earnings releases included in your Form 8-K as well as in your Form 10-K. Please provide robust disclosures of how you are arriving at these amounts, the basis and limitations of these metrics, and a discussion of the significant assumptions used in arriving at these amounts. Please tell us and revise your disclosures to address the following:

•	Better clarify how you calculate the estimated retained value amounts. Specifically, identify the amounts deducted from cash flows that you expect to receive pursuant to customer agreements. Ensure you explain why, if true, you are deducting estimated cash distributions to certain investors but not all investors.

We supplementally advise the Staff that, to the extent that the Company continues to report estimated retained value as a key operating metric in future earnings releases and periodic reports, we will provide additional information related to the amounts deducted from cash flows that we expect to receive pursuant to customer agreements and an explanation of why we deduct estimated cash distributions to investors in consolidated joint ventures but not investors in lease pass-throughs. Specifically, to the extent the Company continues to report estimated retained value, the Company will add the following disclosure in its next quarterly report on Form 10-Q:

“Estimated retained value represents the cash flows, discounted at 6%, that we expect to receive from homeowners pursuant to customer agreements, net of estimated cash distributions to investors in consolidated joint ventures and estimated operating, maintenance and administrative expenses for systems contracted as of the measurement date. In calculating estimated retained value, we do not deduct customer payments we are obligated to pass through to investors in lease pass-throughs as these amounts are reflected on our balance sheet as long-term and short-term lease pass-through obligations, similar to the way that debt obligations are presented. In determining our finance strategy, we use lease pass-throughs and long-term debt in an equivalent fashion as the schedule of payments of distributions to the investor is more similar to the payment of interest to lenders than the IRRs paid in other tax equity structures to investors.

Consistent with industry standards, we use a discount rate of 6%. We consider a discount rate of 6% to be appropriate consistent with recent market transactions that demonstrate that a portfolio of residential solar homeowner contracts is an asset class that can be securitized successfully on a long-term basis, with a coupon of less than 5%. We calculate the estimated value of the purchase or renewal amount at the expiration of the initial contract term assuming a 10-year renewal at a contract rate equal to 90% of the customer’s contractual rate in effect at the end of the initial contract.”

•	Disclose the basis for the assumption of a 6% discount rate as well as how you arrive at the estimated value of the purchase or renewal amount at the expiration of the initial contract term;

We supplementally advise the Staff that, as described above and consistent with industry standards, we believe a discount rate of 6% is appropriate consistent with recent market transactions that demonstrate that a portfolio of residential solar homeowner contracts is an asset class that can be securitized successfully on a long-term basis, with a coupon of less than 5%. As shown below, we will provide a table showing a range of discount rates in future periodic reports filed with the SEC. Furthermore, as described above, we calculate the estimated value of the purchase or renewal amount at the expiration of the initial contract term by assuming a 10-year renewal at a contract rate equal to 90% of the customer’s contractual rate in effect at the end of the initial contract.

•	Consider providing a quantitative sensitivity analysis of the effects of changes in any significant assumptions such as discount rate used, default rates and purchase versus renewal assumptions; and

To the extent that the Company continues to report estimated retained value as a key operating metric, we will provide the following disclosure in our next quarterly report on Form 10-Q:

“The tables below provide a range of estimated total retained value amounts at September 30, 2016, if different default, discount and purchase and renewal assumptions were used:”

Discount Rate
Purchase or Renewal Rate	4%			6%			8%
80%	$	[x	]	$	[x	]	$	[x	]
90%	$	[x	]	$	[x	]	$	[x	]
100%	$	[x	]	$	[x	]	$	[x	]

	Discount Rate
Default Rate	4%			6%			8%
5%	$	[x	]	$	[x	]	$	[x	]
0%	$	[x	]	$	[x	]	$	[x	]

•	Discuss any limitations of your metrics. For example, if lease contracts can be terminated early under specific circumstances, you should disclose that your retained value metrics do not take into account these potential early terminations.

To the extent that the Company continues to report estimated retained value as a key operating metric, we will provide the following disclosure in our next quarterly report on Form 10-Q:

“Estimated retained value is forecasted as of a specific date. It is forward-looking, and we use judgment in developing the assumptions used to calculate it. Factors that could impact estimated retained value include, but are not limited to, customer payment defaults, or declines in utility rates or early termination of a contract.”

Results of Operations, page 57

Comparison of the Years Ended December 31, 2015 and 2014, page 58

Revenue, page 58

3.	To provide better insight into changes in your operating lease revenue, please discuss changes in operating lease revenue in relation to changes in the megawatt production capacity of your solar assets under Customer Agreements in each period presented.

In response to the Staff’s comment, the Company intends to provide disclosure about the change in operating lease revenue compared to changes in megawatt production capacity of solar assets under Customer Agreements in future periodic reports filed with the SEC on Form 10-K. For the year ended December 31, 2015, we will add the following disclosure in future Form 10-K filings:

“Operating lease revenue increased 35% for the year ended December 31, 2015, compared to the year ended December 31, 2014. This increase was caused by a 47% increase in megawatt production capacity of solar assets under Customer Agreements being placed in service during the year ended December 31, 2015. Although the electricity revenue per megawatt remained fairly constant in 2015 compared to 2014, offsets to revenue for customer promotions increased in 2015, which offset the growth in revenue from the capacity increase.”

Operating Expenses, page 58

4.	We note that cost of operating lease and incentives and cost of solar energy systems and product sales are material to your results and vary between periods as a percentage of the respective revenues. To enhance a reader’s understanding of the impact that changes in these costs had on your results of operations, please better quantify and discuss the changes in these costs of revenues as a percentage of corresponding revenue amounts from period-to-period.

In response to the Staff’s comment, the Company intends to include an explanation for the disproportionate increase in cost of operating lease and incentives compared to the respective revenues in its future periodic reports filed with the SEC on Form 10-K and Form 10-Q, similar to the proposed disclosure below in respect of the year ended December 31, 2015, which would be added as a second paragraph under Cost of Operating Leases and Incentives:

“The cost of operating leases and incentives increased to 95% of operating lease and incentives revenue during the year ended December 31, 2015, from 87% during the year ended December 31, 2014. This increase was due to a 193% increase in megawatts installed directly by us, rather than installed by a solar partner, as a result of our acquisition of MEC in February 2014, combined with our increased internal sales and marketing efforts. Leased systems installed by us bear an allocation of costs, such as warehouse rent and utilities, information technology, administrative and product planning costs, that are expensed during the construction and installation phase as these costs don’t meet the criteria for capitalization under ASC 360 Property, Plant, and Equipment.

5.	For greater clarity regarding the relative significance of the factors you cite in explaining changes in your cost of operating lease and incentives and cost of solar energy systems and product sales, please quantify the impact of the individual factors identified when you cite multiple factors. For instance, it appears that quantification of the increase in depreciation and amortization costs, initial direct costs and non-capitalizable costs should be quantified and explained in your discussion of changes in your cost of operating leases and incentives. Similar quantification and explanation appear warranted with regard to your cost of solar energy systems and product sales.

In response to the Staff’s comment, the Company intends to provide quantitative disclosure about the factors that caused changes in the Company’s cost of operating leases and incentives and cost of solar energy systems and product sales in future periodic reports. For the year ended December 31, 2015, we will revise the following disclosure in our next Form 10-K and Form 10-Q:

“Cost of Operating Lease and Incentives. The $38.9 million increase in cost of operating leases and incentives in 2015 was primarily due to the increase in solar energy systems placed in service in 2015, plus a full year of expenses recognized for systems placed in service during the prior year versus only a partial year of such expenses related to the period in which the assets were in service in 2014, which resulted in an increase of $15.8 million in depreciation and amortization of solar energy system equipment costs and initial direct costs, as well an increase of $13.2 million in non-capitalizable costs, discussed below, associated with building and maintaining solar energy systems subject to Customer Agreements.

Cost of Solar Energy Systems and Product Sales. The $67.9 million increase in cost of solar energy systems and product sales represents an increase in the direct and indirect material and personnel costs of solar energy systems sold directly to customers as well as solar panels, inverters and other solar-related products sold to resellers, including $15.8 million of costs associated with customer lead sales subsequent to the acquisition of CEE in April 2015.”

Notes to the Financial Statements

Warranty Accrual, page 81

6.	Pursuant to ASC 460-10-50-8, please disclose the methodology used to determine your warranty accrual amounts at the end of each period. Please also provide a tabular reconciliation of changes in your accrual for each reporting period. Given the 63% increase in revenues from solar energy systems and product sales from 2014 to 2015, please help us understand why there was only a minimal increase in your warranty accrual from $0.9 million at December 31, 2014 to $1.1 million at December 31, 2015.

In response to the Staff’s comment, the Company intends to include the following type of quantification in its future periodic reports filed with the SEC:

“The Company accrues warranty costs when revenue is recognized for solar system sales, based on the estimated future costs of meeting its warranty obligations. Warranty costs primarily consist of replacement costs for supplies and labor costs for service personnel since warranties for equipment and materials are covered by the original manufacturer’s warranty (other than a small deductible in certain cases). As such, the warranty reserve is immaterial in all periods presented. We make and revise these estimates based on the number of our solar energy systems under warranty, our historical experience with warranty claims, assumptions on warranty claims to occur over a systems’ warranty period, and our estimated replacement costs.”

In response to the Staff’s comment, we note that the warranty liability includes estimated roof repairs related to solar energy systems sold in the prior 10 year period, and as such, more closely correlates to the cumulative increase in revenues over the preceding 10 years related to solar energy system sales. As the warranty accrual has not been material, we have not provided a table in our disclosures but will continue to monitor should it become material in the future.

Revenue Recognition, page 83

7.	As discussed on page 4, homeowners can access your products through three channels: direct-to-consumer, solar partnerships, and strategic partnerships. With reference to the specific agreements you enter into, please help us better understand whether there is any impact on your revenue recognition depending on which channel is used. For example, with solar integrators, we note that they originate customers for your solar service offerings as well as procure and install the solar energy systems on customers’ homes on your behalf. Please address what consideration was given to ASC 605-45 in recognizing revenue related to these arrangements.

In response to the Staff’s comment, the Company notes that solar offerings to consumers are either in the form of (i) a lease or power purchase agreement, typically over 20 years, which we refer to as our “customer agreements” or (ii) a system sale. Customer agreements are accounted for under ASC 840, Leases, since they meet the criteria for an operating lease. System sales are installed by the Company or an installation partner and are accounted for under ASC 605, Revenue Recognition.

The Solar Partnerships channel has three types of partnerships:

•	Solar integrators;

•	Sales partners; and

•	Installation partners.

Solar integrators generate customer agreements for the Company (as opposed to a system sale). As such, these agreements are accounted for under ASC 840, Leases. The solar integrator initiates the sale under a Sunrun contract using Sunrun’s pricing and design, installs the system on the Company’s behalf, and the Company maintains its solar energy system under customer agreements, provides monitoring services, and guarantees the performance of the system over the agreement term.

Sales partners only provide lead generation and contract initiation services. All contracts are between the customer and the Company based on a price set by the Company. The Company purchases the equipment from parties unaffiliated with our sales partners and installs the equipment. The customer looks to Sunrun to fulfill the contract, including any warranty claims. Therefore, the Company records revenue gross pursuant to ASC 605-45, Principal Agent Considerations for solar system sales, or records revenue under ASC 840, Leases for customer agreements.

Installation partners are solely subcontractors to the Company and do not enter into any agreement with customers. As such, the use of installation partners does not impact revenue recognition.

In our Direct-to-Consumer and Strategic Partnership channels, we offer both customer agreements and system sales, and the Company or an installation partner performs the system installation. As discussed above, customer agreements are accounted for under ASC 840, Leases. For system sales, all marketing material is in the Company’s name and contracts are between the customer and the Company with the Company setting the price and approving the system design. The Company is deemed to be the primary obligor in the arrangement because the customer looks to the Company to fulfill the contract. If an installer failed to perform its responsibilities, the Company would identify an alternative party to install. The Company also has credit risk related to the customer’s payment due to the Company for the system. Therefore, the Company records revenue gross pursuant to ASC 605-45, Principal Agent Considerations for solar system sales, or records revenue under ASC 840, Leases for customer agreements.

8.	During your earnings call held on August 11, 2016, you discussed customers attaining loans for the purchase of a solar energy system versus customers leasing solar energy systems. Please address the following:

•	Clarify whether you directly provide loans to any of your customers to fund the purchase of these systems or whether you refer the customer to a third party lender in all situations. If you are providing loans directly, please address how these loans impact your revenue recognition; and

•	Disclose the obligations you have to customers subsequent to the sale of a solar energy system compared to customers who lease a solar energy system and your consideration of these obligations in terms of recognizing revenue.

The Company has a program by which it introduces customers to an unrelated, third party finance organization. The Company does not provide loans to customers, and the loan agreement is between the customer and the third party. There is no recourse to the Company if the customer does not repay the loan provider. As with all system sales, there is no ongoing obligation to the customer once the system is installed and producing electricity other than limited warranty obligations, which are accrued for at the time of sale.

The Company’s obligations differ for customers who lease solar energy systems from the Company, in which case, the Company has on-going future obligations to the customer under customer agreements, which include maintenance, monitoring, and system performance guarantees.

9.	You acquired Clean Energy Experts, LLC, a consumer demand and solar lead generation company to support the growth of your business, including reducing costs of obtaining customer leads externally. As a result of this acquisition, you sell a portion of solar leads generated to customers. Please quantify the customer leads revenue that you included in product sales during the year ended December 31, 2015, as well as the six months ended June 30, 2016. If material, please provide the disclosures required by ASC 280-10-50-40 and address whether you expect to continue to sell customer leads and expand upon this business.

In response to the Staff’s comment, the Company supplementally advises the Staff that revenue from customer leads for the year ended December 31, 2015 was $16.9 million as noted on page 90 of our Form 10-K, which is under 6% of total revenue, and has remained similarly immaterial through June 30, 2016. We expect to continue to sell customer leads but do not expect it to become a material portion of our revenues. To the extent that the sale of customer leads results in a material amount of revenue, we will provide additional disclosures as required by ASC 280-10-50-40 in our periodic reports on Form 10-K and Form 10-Q.

Solar Asset-Backed Notes, page 97

10.	In connection with a new securitization transaction, you modified two lease pass-through arrangements with an investor which resulted in the repayment of $88.9 million of the $119.7 million remaining outstanding balances. Please help us understand how you determined the appropriate accounting for this modification pursuant to ASC 470-50, including how you determined it should be treated as a modification with no recording of a gain or loss on the transaction.

In response to the Staff’s comment, we referred to ASC 470-50 (primarily 470-50-40-6 through 40-23) to determine if the modification of the two lease pass-through arrangements with our investor was considered substantially different pursuant to ASC 470-50 and thus requiring extinguishment accounting. The instruments are considered “substantially different” if, after an exchange or modification of debt instruments with the same creditor, the present value of cash flows under the terms of the new debt instrument is at least 10% different from the present value of the remaining cash flows under the terms of the original debt instruments.

For the purposes of this calculation, the cash flows of the original and new instruments were discounted at the effective interest rate used for accounting purposes of the original debt instruments.

The $88.9 million repayment was considered a cash outflow on day one related to the new debt in determining whether the terms of the original debt and new debt were substantially different.

The Company calculated the discounted cash flows over the term from the close date of the securitization through the termination date of the documents governing the lease pass-through obligations for each lease pass-through obligation.

Using the effective interest rates of the original debt, the present values (“PV”) of (1) the cash flows under the terms of the new debt instrument and (2) the remaining cash flows under the original debt’s terms were as follows:

PV of modified cash flows under the terms of the new debt: $126.5 million

PV of the original cash flows under the lease pass-through arrangements: $120.9 million

Using the effective interest rates of the original debt, the PV of (1) the cash flows under the terms of the new debt instrument and (2) the remaining cash flows under the original debt’s terms were within 10% of each other. Therefore, we concluded that the modified and the original terms were not substantially different and thus extinguishment accounting was not required.

Form 10-Q for the Period Ended June 30, 2016

Management’s Discussion and Analysis

11.	We note that you ceased your operations in Nevada in response to the issuance of final rules by the Nevada Public Utilities Commission related to net metering. We also note that in the first half of 2016 you experienced increases in cancellations of your customer agreements in certain markets. Please discuss the actual and expected impact of these events on your results of operations as well as discuss the impact of any additional known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

In response to the Staff’s comment, the Company supplementally refers the Staff to the disclosure on page 28 of its quarterly report on Form 10-Q for the quarter ended March 31, 2016, which discloses that the Company incurred $1.7 million of severance-related expenses and cancellation expenses related to the exit of our Nevada operations during the first quarter of 2016. We do not believe that these amounts are material or that this market closure is part of a known material trend. For example, Nevada recently announced that it will reverse the grandfathering policies which led to the Nevada cancellations earlier this year. As a result, we may actually sell and install a portion of these cancelled contracts. Due to their one-time and unpredictable nature, we are not able to quantify the potential impact of these types of events.

We do not know at this time what the impact of customer cancellations will be in future periods, and therefore, we are unable to quantify the impact of these cancellations at this time. However, we note that “Megawatts Booked,” which is disclosed in the “Key Operating Metrics” section of our Form 10-K and Form 10-Q is already reported net of cancellations in order to provide current reporting each quarter. We also note that we discussed the impact of customer cancellations in the second quarter of 2016 during our earnings call on August 11, 2016, and noted that we believed that certain of the factors resulting in higher cancellations during the first half of 2016 were temporary:

“While cancellations result from a number of factors, we believe there were a couple that affected the conversion rate in the first half of 2016 which are temporary. The first is reduced customer urgency to complete a project since the ITC was extended and the second is that we had longer cycle times in some of our newest and fastest-growing markets. Looking forward, we don’t see these impacts continuing, and we are also taking additional steps to improve our order to installation process, so we believe orders will convert at a higher rate.”

To the extent that we believe the impact of cancellations in the future represents a material trend that will have, or is reasonably likely to have, a material impact on our revenues, income or results of operations, we will discuss it in future periodic reports.

We also note the risk factor on page 55 of our Form 10-Q — Obtaining a sales contract with a potential customer does not guarantee that a potential customer will not decide to cancel or that we will need to cancel due to a failed inspection, which could cause us to generate no revenue from a product and adversely affect our results of operations — which discusses the potential impact of cancellations.

As requested by the Commission, the Company also acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*****

Please direct any questions regarding the Company’s responses to me at (415) 580-6900 or mina.kim@sunrun.com.

Sincerely,

/s/ Mina Kim

Mina Kim

General Counsel

cc:	Lynn Jurich, CEO, Sunrun Inc.
Bob Komin, CFO, Sunrun Inc.
Jon Avina, WSGR